Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

May 12, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 8, 2026, The Nasdaq Stock Market (the "Exchange") received from Breeze Acquisition Corp. II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one ordinary share, par value $0.0001 per share, and one right

Ordinary shares, par value $0.0001 per share

Rights, each right entitling the holder to receive one-fifth (1/5) of one ordinary share, par value $0.0001

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

[signature]